EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-124521 on Form S-3 of our report dated March 13, 2008, relating to the 2007 consolidated financial statements and the retroactive adjustments to the 2006 and 2005 consolidated financial statements of Alsius Corporation and subsidiaries (which report expresses an unqualified opinion and includes explanatory paragraphs (i) regarding the retroactive application of the change in accounting for net loss per share in 2006 and 2005 and (ii) expressing substantial doubt about the Company’s ability to continue as a going concern) appearing in this Annual Report on Form 10-K of Alsius Corporation and subsidiaries for the year ended December 31, 2007.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California
March 13, 2008